Exhibit 12

Hawaiian Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in thousands, except ratio of earnings to fixed charges)
Earnings
Income (loss) before income taxes	$44,979	$18,215	$36,687	$(9,164)
Total fixed charges (see below)	27,450	23,863	53,741	46,262
Interest capitalized	(1,974)	(2,891)	(4,750)	(6,331)
Earnings as adjusted	$70,455	$39,187	$85,678	$30,767

Fixed Charges:
Interest and amortization of debt discounts and issuance costs	$15,997	$12,163	$31,007	$23,540
Portion of rental expense representative of the interest factor	11,453	11,700	22,734	22,722
Total fixed charges	$27,450	$23,863	$53,741	$46,262

Ratio of earnings to fixed charges	2.57	1.64	1.59	N/A

Coverage deficiency	$—	$—	$—	$15,495

N/A	Not applicable, as earnings are inadequate to cover fixed charges.